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EXHIBIT 12.1

THE MILLS LIMITED PARTNERSHIP
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGE AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands, except ratio data)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Income before discontinued operations	$155,810	$89,965	$34,307	$57,753	$45,841
Add:
Loss on extinguishment debt	550	1,260	16,624	3,147	2,762
Distributed income of unconsolidated joint ventures	64,575	42,224	28,134	44,003	23,683
Fixed charges excluding capitalized interest and preferred dividends and distribution	76,636	48,156	53,731	55,710	49,498
Amortization of capitalized interest	2,202	1,941	1,661	2,865	821
Deduct:
Equity in earnings of unconsolidated joint ventures	(27,735)	(30,509)	(12,398)	(16,224)	(12,287)

	$272,038	$153,037	$122,059	$147,254	$110,318

Fixed Charges:
Interest expense including amortization of debt costs	$76,636	$48,156	$53,731	$55,710	$49,498
Loss on extinguishment of debt	550	1,260	16,624	3,147	2,762
Capitalized interest	51,166	40,739	25,670	21,058	13,065

Combined fixed charges	128,352	90,155	96,025	79,915	65,325
Preferred unit distributions(1)	28,469	2,555	—	—	—

Fixed charges and preferred dividends	$156,821	$92,710	$96,025	$79,915	$65,325

Ratio of earnings to combined fixed charges	2.1	1.7	1.3	1.8	1.7
Ratio of earnings to combined fixed charges and preferred dividends	1.7	1.7	1.3	1.8	1.7

(1)
Dividends on Series A Cumulative Convertible Preferred Units are included in interest expense consistent with the Company's financial statements. Such dividends amounted to $6,487, $8,258 and $5,400 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company did not have any preferred units outstanding prior to 2001.

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THE MILLS LIMITED PARTNERSHIP COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGE AND PREFERRED STOCK DIVIDENDS (Dollars in thousands, except ratio data)